

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM N-54A

NOTIFICATION OF ELECTION TO BE SUBJECT TO SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940 FILED PURSUANT TO SECTION 54(a) OF THE ACT

The undersigned business development company hereby notifies the Securities and Exchange Commission that it elects, pursuant to the provisions of section 54(a) of the Investment Company Act of 1940 (the "Act"), to be subject to the provisions of sections 55 through 65 of the Act and, in connection with such notification of election, submits the following information:

Name: Jackson Advisory Group Inc.
Address of Principal Business Office (No. & Street, City, State, Zip Code): 1627 27th Court South Homewood, Alabama 35209
Telephone Number (including area code): 2055663924
Name and address of agent for service of process: Wendell L. Jackson Jr PO box 59844 Birmingham, Alabama 35259

Check one of the following:

☐ The company has filed a registration statement for a class of equity securities pursuant to section 12 of the Securities Exchange Act of 1934. Give the file number of the registration statement or, if the file number is unknown or has not yet been assigned, give the date on which the registration statement was filed: ______

☑ The company is relying on rule 12g-2 under the Securities Exchange Act of 1934 in lieu of filing a registration statement for a class of equity securities under that Act.

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of the company: ______

The file number of the registration as an investment company pursuant to section 8(a) of the Act, if any, of any subsidiary of the company: ______

The undersigned company certifies that it is a closed-end company organized under the laws of Delaware (state) and with its principal place of business in Alabama (state); that it will be operated for the purpose of making investments in securities described in section 55(a)(1) through (3) of the Investment Company Act of 1940; and that it will make available significant managerial assistance with respect to issuers of such securities to the extent required by the Act.

Pursuant to the requirements of the Act, the undersigned company has caused this notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 to be duly signed on its behalf in the city of Birmingham and state of Alabama on the 23 day of November, 2015.

[SEAL]

FAITH LEONARD
My Commission Expires
NOTARY PUBLIC
8/4/19
ALABAMA STATE AT LARGE

Signature Wendell L Jackson Jr.
(Name of Company) Jackson Advisory Group Inc.
By Wendell L. Jackson Jr.
(Name of director, officer, or general partner signing on behalf of the company)
Title President

Attest: [signature]
(Name)
Notary
(Title)

SEC1937 (10-03)

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